Exhibit 16.1

October 28, 2005

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549-7561

Dear Sirs:

We were previously independent registered public accountants for The New America High Income Fund (the Fund), we reported on the financial statements and financial highlights as of December 31, 2004 and for the years covered by our Independent Registered Public Accounting Firm report, dated February 4, 2005.  On October 25, 2005 we resigned. We have read the Fund’s statements, included under item 4.01 of its Form 8-K dated October 28, 2005, which subsequently, will be included in Sub-Item 77k of Form N-SAR and we agree with the statements concerning our firm contained therein.

Very truly yours,